Exhibit 99.1

Curaleaf to Restate Certain Previously Issued 2022 and 2021 Financial Statements

Minor Reductions in Revenue of Approximately 1.25% and 0.75% for 2021 and 2022, respectively

NEW YORK, April 19, 2023 / PRNewswire / -- Curaleaf Holdings, Inc. (CSE: CURA / OTCQX: CURLF) ("Curaleaf" or the "Company"), announced today that the Audit Committee of the Company's Board of Directors (the "Audit Committee"), with the assistance of outside counsel and consultants and in discussion with the Company's auditors, has been conducting, after internal review by management, a review of certain purchases and sales of products through the Company's wholesale channel to determine whether they had commercial substance, and to confirm the timing and appropriateness of the recognition of revenue from those transactions, mainly in the last quarter of 2021 and the first and second quarters of 2022.

Further to this review, the Company has determined that it will make certain adjustments to the revenue figures reported in its previously issued (i) audited annual consolidated financial statements for the fiscal year ended December 31, 2021 (the "2021 Annual Financial Statements") and (ii) unaudited interim consolidated financial statements for the first, second and third quarters of the fiscal year ended December 31, 2022 (collectively, the "2022 Interim Financial Statements"), as well as other related flow through adjustments.

The Company is finalizing the exact adjustments for these reported prior periods, and currently anticipates that the adjustments will result in a reduction of aggregate revenue for the full 2021 fiscal year of approximately 1.25%, and a reduction of expected aggregate revenue for the full 2022 fiscal year of approximately 0.75%.

As a result, subject to finalizing the adjustments described herein, the Company expects its revenue for the fourth quarter of 2022 to be approximately US $352 million, and its aggregate revenue for the full 2022 fiscal year to be approximately US $1.337 billion.

In light of the above Audit Committee review findings to date, the Company determined, on the Audit Committee's recommendation and after consultation with its independent registered public accounting firms for 2021 and 2022, that Curaleaf's previously issued 2021 Annual Financial Statements and 2022 Interim Financial Statements, each prepared in accordance with International Financial Reporting Standards ("IFRS") as filed on SEDAR, and furnished to the U.S. Securities and Exchange Commission on Form 6-K, will be restated and reissued and should no longer be relied upon. Similarly, any previously filed or furnished reports, related earnings releases, related management's discussion and analysis, investor presentations or similar communications of the Company describing the Company's financial results or other financial information for the fiscal year ended December 31, 2021, or the quarters of 2022, and any previously issued forecast or guidance for the fiscal year ended December 31, 2022, should no longer be relied upon. In addition, Curaleaf determined that there were additional material weaknesses in its internal controls at the time of its prior financial statements. The Company's 2021 Annual Financial Statements and 2022 Interim Financial Statements will be restated to effect the revenue adjustments described above, as well as other related flow through adjustments. In addition, the 2022 Interim Financial Statements will be restated to reflect the Company's transition from IFRS to U.S. generally accepted accounting principles, as required under Canadian securities legislation.

Beginning early in the fourth quarter of 2022 under the leadership of a new executive accounting team, the Company started to implement and enhance certain procedures and controls. In consultation with the Audit Committee and its outside counsel and consultants, the Company will continue to further enhance its procedures and controls, based on information identified during the Audit Committee's review and the restatement process.

"We are committed to accurate and transparent financial reporting," said Ed Kremer, Curaleaf's Chief Financial Officer. "We have begun taking a number of remediation steps and are committed to taking additional steps to enhance our controls so that this situation does not repeat in the future. We remain focused on executing on our strategies and continuing to expand our product innovations to strengthen the overall position of the Company."

Curaleaf intends to file its audited annual consolidated financial statements for the fiscal year ended December 31, 2022 and related management's discussion and analysis by May 1st, 2023.

The Company currently expects to release its unaudited interim consolidated financial statements for the three months ended March 31, 2023 on or about May 17, 2023.

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 19 states with 151 dispensaries and employs nearly 5,500 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Curaleaf IR Twitter Account: https://twitter.com/Curaleaf_IR

Investor Toolkit: https://ir.curaleaf.com/investor-toolkit

Investor Relations Website: https://ir.curaleaf.com

FORWARD-LOOKING STATEMENTS

This media advisory contains forward-looking statements and forward- looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information relating to the expected outcome of Curaleaf's accounting review, the anticipated nature and scope of Curaleaf's accounting errors, the filing of restated financial results, the timing of Curaleaf's filing of its audited financial statements and related management's discussion and analysis for the fourth quarter and full year 2022 and for the first quarter of 2023. Such forward- looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Company with respect to the matter described in this new release. Forward- looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, but are not limited to, the results and effect of the Company's review of its accounting entries and practices, the impact of any restatement of financial statements of the Company or other actions that may be taken or required as a result of such reviews, the reaction to any such restatement by Curaleaf's shareholders, the possibility that the ongoing review may identify further errors, which may be material, in the Company's accounting, any potential inquiry by Canadian and/or U.S. securities regulatory authorities with respect to the review of the Audit Committee, the ability of the Company to timely file its financial reports, the potential effects of or the costs associated with the internal review directed by the Audit Committee, the risks of litigation and of governmental investigations or proceedings arising out of or related to any accounting irregularities or any restatement of the financial statements of the Company, including the direct and indirect costs of such investigations and restatement, additional information arising from the Company's continuing analysis and review of its historical recognition of revenue and its prior financial statements and the performance of additional work in this regard, as well as the review and audit by the Company's registered independent public accounting firm of the Company's prior financial statements, the Company's potential inability to file its audited financial statements and related management's discussions and analysis for the fiscal year ended December 31, 2022 on or before May 1, 2023 and for the first quarter of fiscal 2023 by May 17, 2023, and the consequences thereof, including that the Company would be in violation of its reporting requirements under Canadian securities laws and applicable Canadian securities regulatory authorities could institute proceedings against the Company, and the Company could receive a notification of breach of the Canadian Securities Exchange's policies; as well as the other risks and uncertainties disclosed by Curaleaf as part its public disclosure record. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed March 9, 2022, which is available under the Company's SEDAR profile at http://www. sedar. com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

INVESTOR CONTACT

Curaleaf Holdings, Inc.

Camilo Lyon, Chief Investment Officer

IR@curaleaf.com

MEDIA CONTACT

Curaleaf Holdings, Inc.

Tracy Brady, SVP Corporate Communications
media@curaleaf.com

SOURCE Curaleaf Holdings, Inc.